FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

VIA EDGAR

John C. Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Re:     Franklin Strategic Mortgage Portfolio (the “Fund”)

          (File Nos. 033-53414 , 811-07288)

Dear Mr. Grzeskiewicz:

On behalf of the above-referenced Fund, following are the responses to the Staff’s comments conveyed on January 25, 2010 with regard to Post-Effective Amendment Nos. 18/21 to the Fund’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2009 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. Each comment is summarized below, followed by the Fund’s response to the comment.

General Comments – Prospectus Fund Summary:

1.

Comment: In the headings to the two tables under the heading “Fees and Expenses of the Fund,” move the parenthetical italicized language, “(fees paid directly from your investment)” and “(expenses that you pay each year as a percentage of the value of your investment),” next to the bolded headings, “ Shareholder Fees” and “Annual Fund Operating Expenses,” respectively.

Response: The tables have been revised so that the parenthetical italicized language set forth above is now aligned on the left.

2.

Comment: With respect to the footnote to the Annual Fund Operating Expenses table under the heading “Fees and Expenses of the Fund” regarding the Franklin Templeton money fund management fee waiver, please confirm whether you believe this reduction is actually a fee waiver and whether it should be included in the table and as a footnote.

Response: Currently, the Fund invests its uninvested cash in an affiliated Franklin Templeton money market fund (“Sweep Money Fund”) in reliance on an exemptive order received by the Fund from the SEC in January 1999 (as amended in July 2003) (the “Order”). In order to comply with the terms of the Order, Franklin Templeton reduces the advisory and/or administration fees to be paid by the Fund by any advisory fees and/or administration fees paid by the Sweep Money Fund on the Fund’s cash invested in the Sweep Money Fund. In essence, the investment manager is waiving its management and/or administration fees by the amount described above. This waiver is a permanent waiver so long as the Fund relies on the Order. Pursuant to Instruction 3(e) of Item 3 of Form N-1A, the Franklin Templeton money fund management fee waiver is permitted to be included in the Annual Fund Operating Expenses table. If a fee waiver is included in the table, Instruction 3(e) of Item 3 of Form N-1A requires certain descriptive information regarding the management fee waiver, which is set forth in the footnote referenced above. Therefore, we believe that the inclusion of the Franklin Templeton money fund management fee waiver and the above-referenced footnote in the Annual Fund Operating Expenses table is appropriate.

3.

Comment: In the Annual Fund Operating Expenses table under the heading “Fees and Expenses of the Fund,” the line item “Net annual Fund operating expenses” should be revised to read “Total annual Fund operating expenses after fee waiver [and/or expense reimbursement]” pursuant to Form N-1A (Instruction 3(e) to Item 3).

Response: The Annual Fund Operating Expenses table has been revised as requested.

4.	Comment: In the “Principal Investment Strategies” and “Principal Risks” sections, please explain the unusually high portfolio turnover of the Fund and add the appropriate risk.

Response: As previously discussed, the portfolio turnover rate of the Fund including mortgage dollar rolls is 273.38% and excluding mortgage dollar rolls is 9.39%. The Fund has added the following disclosure to the “Mortgage Dollar Rolls” risk in the “Principal Risks” section of the Fund Summary: “In addition, investment in mortgage dollar rolls may increase the turnover rate for the Fund.”

5.	Comment: In the “Principal Investment Strategies” section for the Fund, consider describing how the portfolio managers of the Fund determine when and whether to sell portfolio securities.

Response: The investment manager of the Fund generally manages the assets of the Fund according to a “buy and hold” strategy. In fact, the Fund’s portfolio turnover is relatively low (9.39% excluding mortgage dollar rolls). Because the Fund’s focus is on long-term investing, the Prospectus was not revised to include this disclosure. However, as we discussed, in the event the Fund’s portfolio turnover were to exceed 125% (excluding mortgage dollar rolls), the Fund will consider adding disclosure relating to any “sell” strategy.

6.	Comment: In the “Performance” section, add 2009 performance for the Fund to the bar chart and table.

Response: The 2009 performance has been included in the Performance section.

7.

Comment: With respect to the parenthetical below the Average Annual Total Returns table in the “Performance” section, move the first sentence of the parenthetical up into the table as a parenthetical next to the name of the index. Delete the second sentence of the parenthetical.

Response: The Average Annual Total Returns table has been revised as requested.

8.	Comment: With respect to the footnotes below the Average Annual Total Returns table in the “Performance” section, delete all of the footnotes.

Response: The footnotes have been deleted as requested. However, with respect to the footnote that indicated that the performance of the Fund reflects sales charges in the Average Annual Total Returns table, we have added a parenthetical reflecting this disclosure in the header of the table.

9.	Comment: In the “Purchase and Sale of Fund Shares” section, delete the second and third sentences of that paragraph, as they are not required or permitted by this Item.

Response: The paragraph has been revised as requested.

10.	Comment: With respect to the heading “Dividends, Capital Gains, and Taxes,” change the heading to read “Taxes” (i.e., delete “Dividends, Capital Gains, and”).

Response: The heading referenced has been revised as requested.

11.	Comment: In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, consider changing the term “financial advisor” in the last sentence of that section to “salesperson.”

Response: The Fund has historically used the term “financial advisor” in its registration statements, as well as in it sales literature and, therefore, to avoid confusion and conflicting document disclosure, the Fund will retain the term “financial advisor.” Additionally, the Fund notes that the term “financial advisor” provides a better description of how Fund shares are sold.

General Comments – Prospectus Fund Details:

12.

Comment: In the “Principal Investment Policies and Practices” section, the disclosure states that the Fund may invest in collateralized mortgage obligations and swap contracts. Please indicate whether these are principal strategies of the Fund and, if so, add these strategies and the appropriate risks to the Fund Summary.

Response: With respect to the Fund’s investment in swap contracts, the ability to invest in interest rate and credit default swaps is a principal strategy of the Fund and the applicable strategy and risk disclosure is included in the “Principal Strategies” and “Principal Risks” sections of the Fund Summary. With respect to collateralized mortgage obligations, investing in such instruments is not a principal strategy of the Fund and the disclosure relating to such investments in the Fund Summary section of the Fund’s Prospectus will be removed.

13.

Comment: Under “Management,” in the paragraph describing the advisory fees paid by the Fund, with respect to the Franklin Templeton money fund waiver, indicate how long the waiver will continue (e.g., “. . . for so long as the Fund relies on the exemptive order”).

Response: The Fund has revised the disclosure to reflect that the waiver will continue for so long as the Fund relies on the Order.

14.

Comment: In the first paragraph under “Financial Highlights,” the last sentence states that “This information has been derived from the financial statements audited by . . .” This sentence should read “This information has been audited by . . .”

Response: The disclosure has been revised as requested.

15.

Comment: Under the heading “Selling Shares,” and the sub-heading “Selling Recently Purchased Shares,” the sentence indicates that it may take “seven business days or more” for a check, draft or wire/electronic funds transfer to clear; however it is generally believed that it no longer takes more than seven business days for a check, draft or wire/electronic funds transfer to clear.

Response: This disclosure has been revised as requested.

In connection with the Fund’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Fund acknowledges that: (i) the Fund is responsible for the adequacy of the disclosure in the Fund’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Kristin Ives at (215) 564-8037, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ David P. Goss

David P. Goss, Esq.

Vice President

Franklin Strategic Mortgage Portfolio